Solar Wind Energy Tower, Inc.

1997 Annapolis Exchange Parkway, Suite 300

Annapolis, Maryland 21401

August 6, 2013

VIA EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Solar Wind Energy Tower, Inc. Registration Statement on Form S-1 Filed June 25, 2013 File No. 333-189562

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Solar Wind Energy Tower, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on June 25, 2013, File No. 333-189562 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities and Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Sincerely,

Solar Wind Energy Tower, Inc.

By: /s/Ronald Pickett

Name: Ronald Pickett

Title: Chief Executive Officer